Exhibit 12.1

Civeo Corporation

Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended June 30,	Year ended December 31,
	2016(a)	2015(b)	2014(c)	2013	2012	2011
	(In thousands)
Earnings:
Income (loss) before income taxes	(43,548)	(163,753)	(156,283)	239,368	330,208	224,541
Fixed charges	11,852	26,667	26,492	28,141	33,132	28,509
Amortization of capitalized interest	464	864	914	608	342	196
Capitalized interest	—	(1,551)	(2,319)	(815)	(3,496)	(5,069)
Noncontrolling interests in subsidiaries that have not incurred fixed charges	(280)	(1,095)	(1,381)	(1,436)	(1,221)	(926)
Earnings available for fixed charges	(31,512)	(138,868)	(132,577)	265,866	358,965	247,251
Fixed Charges:
Interest expense to affiliates	—	—	6,980	18,933	20,456	15,251
Interest expense to third parties	9,146	19,637	12,370	2,348	5,184	4,616
Capitalized interest	—	1,551	2,319	815	3,496	5,069
Amortization of debt issue costs	1,723	2,948	2,026	3,681	2,231	1,875
Interest component of rent (d)	983	2,531	2,797	2,364	1,765	1,698
Total Fixed Charges	11,852	26,667	26,492	28,141	33,132	28,509
Ratio of Earnings to Fixed Charges (e)	—	—	—	9.5x	10.8x	8.7x
Deficiency of earnings available to cover fixed charges	43,364	165,535	159,069	—	—	—

(a)	In the six months ended June 30, 2016, we recorded an $8.4 million pre-tax loss from impairments of our long-lived assets.
(b)	In 2015, we recorded a $43.2 million pre-tax loss from goodwill impairments and a $79.7 million pre-tax loss from impairments of our long-lived assets, including intangible assets.
(c)	In 2014, we recorded a $202.7 million pre-tax loss from goodwill impairments and an $87.8 million pre-tax loss from impairments of our long-lived assets, including intangible assets.
(d)	One-third of rent expense is the portion deemed representative of the interest factor.
(e)

Our earnings were insufficient to cover fixed charges by $43.4 million for the six months ended June 30, 2016, $165.5 million for the year ended December 31, 2015 and $159.1 million for the year ended December 31, 2014.

For purposes of determining the ratio of earnings to fixed charges, earnings are defined as pretax income or loss, plus fixed charges (excluding capitalized interest), plus amortization of capitalized interest, less noncontrolling interests in subsidiaries that have not incurred fixed charges. Fixed charges consist of interest expensed, capitalized interest, amortization of debt issue costs and an estimate of the interest within rental expense.